Exhibit 99.2

AMTD International Inc. to Hold Extraordinary General Meeting on March 1, 2022

Hong Kong, January 20, 2022 — AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 23/F Nexxus Building, 41 Connaught Road, Central, Hong Kong on March 1, 2022 at 10:00 am (Hong Kong time). The Company proposes to change its name from “AMTD International Inc.” to “AMTD IDEA Group” subject to approval by vote at the EGM. The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

Holders of record of ordinary shares of the Company at the close of business on January 31, 2022 (the “Record Date”) are entitled to notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

The notice of the EGM, which sets forth the resolutions to be submitted to the shareholders of the Company for approval at the EGM, is available on the Company’s website at http://ir.amtdinc.com.

In addition, the Company also announced that the ticker symbol for the Company’s ADSs will be changed to “AMTD” effective on January 31, 2022.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at http://ir.amtdinc.com and on the SEC’s website at http://www.sec.gov.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including Mainland China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD International’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD International’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD International does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office AMTD International Inc.

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com